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                                                                      EXHIBIT 15


   LOGO                DONALD, LUFKIN & JENRETTE
            Donaldson, Lufkin & Jenrette Securities Corporation
            2121 Avenue of the Stars, Los Angeles, CA 90067-5014


                                                        February 1, 1998

Board of Directors
House of Fabrics, Inc.
13400 Riverside Drive
Sherman Oaks, CA 91423

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to the stockholders of House of Fabrics, Inc. (the "Company") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of February 1, 1998 (the "Agreement"), by and among Fabri-Centers of America, Inc. ("Fabri-Centers"), the Company and FCA Acquisition Corporation ("Merger Sub"), a wholly owned subsidiary of Fabri-Centers.

     Pursuant to the Agreement, Merger Sub will commence a tender offer for any and all outstanding shares of the Company's common stock at a price of $4.25 per share. The tender offer is to be followed by a merger of Merger Sub with and into the Company in which the shares of all stockholders who did not tender will be converted into the right to receive an amount in cash equal to the price per share paid in the tender offer.

     In arriving at our opinion, we have reviewed the Agreement as well as financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning fiscal year 1998 and ending fiscal year 2003 provided by the management of the Company and certain information concerning the Company's near-term liquidity concerns. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. We were not requested to, nor did we, solicit the interest of any other party in acquiring the Company or assist the Company in exploring alternative strategies since earlier in 1997. We also did not participate in the negotiations of the terms of the proposed transaction with Fabri-Centers.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the proposed transaction and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the proposed transaction. Our opinion does not constitute a recommendation to any stockholder as
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to whether such stockholder should tender in the tender offer or how such stockholder should vote on the proposed transaction.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of business and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the stockholders of the Company pursuant to the Agreement is fair to such stockholders from a financial point of view.

                                        Very truly yours,

                                        DONALDSON, LUFKIN & JENRETTE
                                        SECURITIES CORPORATION

                                        By: /s/ JOHN B. MAIER, II

                                           -------------------------------------
                                           John B. Maier, II
                                           Senior Vice President